SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November, 2008.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “ORIX Announces decision to acquire preferred shares of Daikyo Inc.” made public on Friday, November 7, 2008

2.	English press release entitled, “Announcement Regarding the Basic Agreement of the Transfer of ORIX Facilities Corporation to Daikyo Astage Inc.” made public on Friday, November 7, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 7, 2008	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

November 7, 2008

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

ORIX Announces Decision to Acquire Preferred Shares of Daikyo Incorporated

TOKYO, Japan – November 7, 2008 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding its decision to acquire newly issued preferred shares of Daikyo Incorporated (hereinafter, Daikyo).

Overview of Preferred Shares

ORIX will pay for and acquire newly issued preferred shares (Class 7, valued at 10 billion yen) on March 13, 2009.

Share title:	Daikyo Incorporated Class 7 Preferred Share
Number of shares to be issued:	25,000,000
Amount to be paid in per share:	400 yen
Total amount to be paid in:	10 billion yen
Date of payment:	March 13, 2009

Schedule

November 7, 2008	Board resolution regarding the issuance of new shares

November 19, 2008	Public notice announcing the record date for the Extraordinary Shareholders’ Meeting and the Classified Shareholders’ Meeting

December 14, 2008	Record date for Extraordinary and Classified Shareholders’ Meeting

Early March, 2009	Extraordinary Shareholders’ Meeting, Classified Shareholders’ Meeting

March 13, 2009	Date of application and payment for preferred shares

As ORIX is acquiring preferred shares, the capital contribution of ORIX will remain at 40.22%, and Daikyo will remain an equity-method affiliate.

ORIX’s Investment Policy

The underperformance in Daikyo’s results are believed to be a temporary effect of the sudden downturn of the real estate market. Therefore, ORIX will acquire 10 billion yen in preferred shares of Daikyo upon the request of both companies, however there is no change to ORIX’s original stance of “non-strategic” investment in Daikyo. In order for Daikyo to weather the continued severe operating environment, ORIX will continue to support Daikyo’s plans for restructuring.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2007 – March 31, 2008.”

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November 7, 2008

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Announcement Regarding the Basic Agreement of the Transfer of ORIX Facilities Corporation to

Daikyo Astage Incorporated

TOKYO, Japan – November 7, 2008 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today the basic agreement and decision to transfer ORIX’s wholly-owned subsidiary ORIX Facilities Corporation (OFC, hereinafter) to Daikyo Astage, Incorporated (Astage, hereinafter), a wholly-owned subsidiary of Daikyo Incorporated (Daikyo, hereinafter).

1.	Outline of Transfer

Daikyo announced the expansion of its property management business to establish a business model to flexibly respond to market turmoil in the prolonged severe operating environment.

With approximately 330,000 condominiums under management, Astage is a central element of the Daikyo Group and is the industry’s largest condominium management company. It is showing growth in the number of units under management and increased major renovation construction contracts. However, in addition to strengthened operations by increasing the number of units under management and renovation contracts, Astage has been searching for a way to expand operations beyond condominium management.

OFC offers total facility management support services with particular expertise in facility maintenance and services assisting increased efficiency in building management. OFC maintains a stable client base throughout the Osaka metropolitan area.

The integration of OFC in to Daikyo Group property management business is expected to result in an expanded client base, diversification of services, expanded business opportunities by capitalizing on each company’s unique expertise, and cost reduction through a shared network. The integration will lead to increased property management revenues and an expanded stable revenue base for the Daikyo Group, prompting ORIX and Daikyo to reach a basic agreement regarding the transfer of OFC to Astage.

Further details regarding the transfer will be announced as decided.

2.	Corporate Overview

Results from the past three years	(Millions of yen)

	ORIX Facilities Corporation			Daikyo Astage Incorporated
Fiscal Year	March 2006	March 2007	March 2008	March 2006	March 2007	March 2008
Sales	37,815	40,574	32,951	48,648	52,250	53,207
Operating Income	1,909	1,750	1,445	3,360	3,692	4,487
Ordinary Income	1,973	1,849	1,687	3,240	3,694	4,449
Net Income	870	1,094	1,014	352	2,075	2,690

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2007 – March 31, 2008.”

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